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                                                                  EXHIBIT 99.(B)


                        [SEIDMAN & CO., INC. LETTERHEAD]

                                  July 25, 2002

The Board of Directors
GENETRONICS BIOMEDICAL CORPORATION
c/o Dr. Avtar Dhillon, M.D.
President and Chief Executive Officer
11199 Sorrento Valley Road
San Diego, California 92121-1334

Gentlemen:

        You have requested the opinion of Seidman & Co., Inc. as to the fairness, from a financial point of view, to the shareholders of Genetronics Biomedical Corporation ("Genetronics," "the Company"), a Delaware corporation, of the proposed sale (the "Transaction") of Genetronics' BTX Division ("BTX") to ICN Biomedicals, Inc., a Delaware corporation. It is understood that ICN Biomedicals, Inc. is paying $5,000,000 in cash for the assets of BTX.

           The proposed acquisition by ICN Biomedicals, Inc., as provided for in the "Asset Purchase Agreement" (the "Agreement"), dated June 19, 2002 by and between Genetronics Biomedical Corporation and Genetronics, Inc. and ICN Biomedicals, Inc., provides for ICN Biomedicals, Inc. to purchase all of the assets of BTX including certain intellectual property. Any liabilities arising from the conduct of BTX's business heretofore and prior to the close shall be the responsibility of the Seller (Genetronics) and shall not be transferred under this Agreement.

        In reaching our fairness opinion, we have examined and considered all available information and data which we deemed relevant to determining the fairness of the subject Transaction from a financial point of view, including:

        1. The proposed asset acquisition by ICN Biomedicals, Inc. of the BTX Division of Genetronics as delineated in the "Asset Purchase Agreement" dated as of June 19, 2002;

        2. Genetronics' Form 10-K Report, dated December 31, 2001, Genetronics' Form 10-Q Report dated March 31, 2002, and press releases;

        3. Historic and current operating data for Genetronics Biomedical Corporation, and limited comparable data for its BTX Division and its Drug and Gene Delivery Division;


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To:  The Board of Directors
     Genetronics Biomedical Corporation

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        4.      Unaudited current balance sheets for the BTX and the Drug and
                Gene Delivery Divisions of Genetronics;

        5.      Summary descriptions of corporate intellectual property;

        6. Management budgets and forecasts for both the BTX Division of Genetronics as well as budgets and forecasts for its Drug and Gene Delivery Division;

        7. Discounted cash flow analyses of projected net free cash flows for both the BTX and Drug and Gene Delivery Divisions of Genetronics;

        8. Statistical analyses of selected comparable companies with publicly-traded common shares, and derivation of financial ratios typical of biotechnology equipment companies;

        9. Analysis of comparable company merger/acquisition transactions over the past four years;

        10. Analysis of the value of BTX in a potential leveraged buyout transaction;

        11. Analysis of the relative present values of BTX and the Drug and Gene Delivery Divisions of Genetronics;

        12. Conditions in, and the outlook for the biotechnology industry, generally, and more specifically, the Molecular Delivery Market, as well as the therapeutic market for treatment of head and neck cancer;

        13. Conditions in, and the outlook for the United States economy, interest rates and financial markets;

        14. Other studies, analyses, and investigations as we deemed appropriate.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein without considering the analysis as a whole could create an incomplete view of the processes underlying Seidman & Co. Inc.'s fairness opinion. This letter is prepared solely for the purpose of Seidman & Co., Inc. providing an outline of the opinion as to the fairness of the subject disposition, and does not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold. This letter only has application as it is employed with reference to the full written analysis and supporting research and tables.

        During the course of our investigation, we conducted interviews with persons who, in our judgment, were capable of providing us with information necessary to complete the


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To:  The Board of Directors
     Genetronics Biomedical Corporation

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assignment, including members of management. We have assumed that the information and accounting supplied by management and others are accurate, and reflect good faith efforts to describe the current and prospective status of both the BTX and Drug and Gene Delivery Divisions of Genetronics from an operational and financial point of view. We have relied, without independent verification, upon the accuracy of the information provided by these sources.

        Based, therefore, on our analysis and consideration of the foregoing respective information and data, with particular weight accorded to the discounted cash flow valuations, it is our considered professional judgment that the $5,000,000 cash price of the proposed sale of the assets of the BTX Division of Genetronics is fair to the existing shareholders of Genetronics Biomedical Corporation from a financial point of view.

                                            Yours truly,



                                            Seidman & Co., Inc.